SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)


                                 AMDOCS LIMITED
----------------------------------------------------------------------
                                (Name of Issuer)

                     Ordinary Shares, par value (pound)0.01
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G02602 10 3
     ----------------------------------------------------------------------
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
     ----------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2002
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (continued on following pages)
                              (Page 1 of 11 Pages)

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3           13D/A                        Page 2 of 11 Pages

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1301883
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                               0
        SHARES
     BENEFICIALLY        8     SHARED VOTING POWER                  20,654,138*
       OWNED BY                *  Does not include 3,180,688 non-voting Shares.
         EACH            9     SOLE DISPOSITIVE POWER                          0
       REPORTING
        PERSON           10    SHARED DISPOSITIVE POWER               23,834,826
         WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    23,834,826
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            11.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. G02602 10 3                    13D/A            Page 3 of 11 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1380735
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                      WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                              0
        SHARES
     BENEFICIALLY        8     SHARED VOTING POWER                   20,654,138*
       OWNED BY                *  Does not include 3,180,688 non-voting Shares.
         EACH            9     SOLE DISPOSITIVE POWER                         0
       REPORTING
        PERSON           10    SHARED DISPOSITIVE POWER              23,834,816
         WITH
    ---------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   23,834,826
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          11.1%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           CO

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3             13D/A                     Page 4 of 11 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                       SBC OPTION DELIVERY, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                      WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER                             0
         SHARES
      BENEFICIALLY        8     SHARED VOTING POWER                  12,745,823
        OWNED BY
          EACH            9     SOLE DISPOSITIVE POWER                         0
       REPORTING
         PERSON           10    SHARED DISPOSITIVE POWER              12,745,823
          WITH
 -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    12,745,823
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            CO

-------------------------------------------------------------------------------

                                                              Page 5 of 11 Pages


                         AMENDMENT NO. 7 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED



         This statement on Schedule 13D filed on February 22, 2000 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on February 22, 2001, Amendment No. 2 to Schedule 13D filed on February 27, 2001, Amendment No. 3 to Schedule 13D filed on June 21, 2001, Amendment No. 4 to Schedule 13D filed on December 7, 2001, Amendment No. 5 to Schedule 13D filed on December 7, 2001, and Amendment No. 6 to Schedule 13D filed on January 31, 2002, by SBC Communications Inc. ("SBC") is hereby further amended to report the disposition of shares of Amdocs Limited (the "Company").


Item 1.  Security and Issuer

         This statement relates to the Ordinary Shares, par value (pound)0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.


Item 2.  Identity and Background

(c) The name, and principal occupations of each executive officer and director of SBC and SBC International, Inc. are set forth in Exhibits I and 2 hereto, respectively, and incorporated herein by reference. The principal business address for the named individuals on Exhibits 1 and 2 is 175 E. Houston, San Antonio, Texas, 78205, USA.


Item 4.       Purpose of Transaction

         Since the filing of Amendment No. 6 on January 31, 2002, SBC has disposed of 2,295,110 Shares through open market sales and employee bonuses. In addition, the irrevocable proxy granted by Amdocs International Limited to SBCI to vote 10,000,000 Shares expired on June 11, 2002.



                                                            Page 6 of 11 Pages


Item 5.       Interest in Securities of the Issuer

(a) SBCI beneficially owns 23,834,826 Shares representing 11.1% of the outstanding ordinary Shares class. SBCO beneficially owns 12,745,823 Shares representing 5.9% of the outstanding ordinary Shares class. As of June 30, 2002, the capital structure of the Company consists of 215,521,000 Shares (according to Form 6-K filed by the Company on August 15, 2002). SBC possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of SBCI and SBCO.

(b)      SBCI beneficial ownership interest 1:
         Percent of class................................................11.1%
         Sole power to vote or to direct the vote.....................0 Shares
         Shared power to vote or to direct the vote..........20,654,138 Shares
         Sole power to dispose or to direct the dispositon of.........0 Shares
         Shared power to dispose or direct the disposition of..23,834,826 Shares

         SBCO beneficial ownership interest 2:
         Percent of class..................................................5.9%
         Sole power to vote or to direct the vote......................0 Shares
         Shared power to vote or to direct the vote...........12,745,823 Shares
         Sole power to dispose or to direct the disposition of.........0 Shares
         Shared power to dispose or direct the disposition of 12,745,823 Shares

         1 Does not include 3,180,688 Shares that are non-voting so long as they are directly or indirectly owned by SBC. Each non-voting Share will convert into one Share with voting rights upon its sale.
         2 Each of SBC and SBCI has ultimate control over these Shares by virtue of their ownership of SBCO.

(c)      During the past sixty days, SBCI disposed of Shares as follows:

         --------------------------------------------------------------------
            Transaction      Type           Number        Average Price
                Date         of           of Shares        Per Share
                        Transaction
         -----------------------------------------------------------------------
          08/21/02    Open Market Sales      300,000           $9.22
         ----------------------------------------------------------------------
          08/22/02                           345,000           $9.03
         ----------------------------------------------------------------------
          08/23/02                           503,000           $8.95
         ----------------------------------------------------------------------
          08/26/02                            46,200           $8.50
         ----------------------------------------------------------------------
          08/27/02                            71,500           $8.34
         ----------------------------------------------------------------------
          08/28/02                           147,000           $8.01
         ----------------------------------------------------------------------
          09/04/02                            50,000           $7.25
         ----------------------------------------------------------------------
          09/05/02                           778,500           $6.95
         ----------------------------------------------------------------------

                                                             Page 7 of 11 Pages

(d)      None.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In June 1998, SBC granted Amdocs phantom units convertible on a one-for-one basis into Shares to officers of SBC including James Kahan, a director of the Company, subject to vesting. As of August 26, 2002, 24,219 Amdocs phantom units remain undistributed, all of which are vested but deferred.


Item 7.  Material to be Filed as Exhibits

Exhibit No.   Description

1        Directors and Executive Officers of SBC Communications Inc.

2        Directors and Executive Officers of SBC International, Inc.

                                                             Page 8 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           SBC COMMUNICATIONS INC.



Dated:  September 6, 2002           By:   /s/ James S. Kahan
                                          James S. Kahan
                                          Senior Executive Vice President -
                                          Corporate Development


                                           SBC INTERNATIONAL, INC.



Dated:  September 6, 2002           By:   /s/ James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development


                                           SBC OPTION DELIVERY, LLC

                                           By SBC Hedging Management, LLC
                                           Manager of SBC Option Delivery, LLC



Dated:  September 6, 2002           By:   /s/ Hal E. Rainbolt
                                          Hal E. Rainbolt
                                          Director, SBC Hedging Management, LLC